April 18, 2011

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on Post-Effective Amendments to the Registration Statements on Form N-1A of Midas Special Fund, Inc. (33-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (2-98229 and 811-4316)

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone on April 6, 2011 concerning Post-Effective Amendments Nos. 40, 73, and 43 to the Registration Statements on Form N-1A (the “Post-Effective Amendments”) of Midas Special Fund, Inc., Midas Perpetual Portfolio, Inc., and Midas Fund, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the Securities and Exchange Commission (“SEC”) on February 28, 2011, and the Funds’ responses thereto.  Your comments are set forth below in italics and are followed by the Funds’ responses.  Copies of the updated Prospectus and Statement of Additional Information and a copy of the Prospectus which has been marked to show changes are attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the Post-Effective Amendments.

PROSPECTUS

1.	Summary Prospectus Legend

Please provide a draft of each Fund’s legend required by Rule 498(b)(1)(v).

Each Fund’s summary prospectus will include the following legend:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund (including the Fund’s statement of additional information) online at www.midasfunds.com/Midas-Funds-Prospectus.html.  You can also get this information at no cost by calling 1-800-400-MIDAS (6432) or by sending an email request to info@midasfunds.com, or from your financial intermediary.  The Fund’s prospectus and statement of additional information, both dated [     ], as each may be supplemented from time to time, are incorporated by reference into this Summary Prospectus.

2.	Midas Perpetual Portfolio, Inc. - Fund Summary

a.             Fees and Expenses of the Fund - Annual Fund Operating Expenses

Please confirm that the fee waiver agreement is for a period no less than one year from the effective date of the Fund’s registration statement.

The fee waiver agreement is for the period from January 1, 2011 to such date that is one year from the effective date of the Fund’s next registration statement.

b.            Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please confirm that the Fund’s investments in “hard asset securities” may include equity and fixed income securities and, if deemed appropriate, please update the current disclosure regarding its investments in “hard asset securities.”

The Fund’s investments in “hard asset securities” may include equity and fixed income securities.  Upon further review of the Fund’s current disclosure regarding its investments in “hard asset securities,” we believe that the disclosure as originally presented is appropriate in order to maintain the Fund’s investment flexibility.

c.            Investments, Risks, and Performance – Past Performance

If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Not applicable.

3.	Midas Fund, Inc. - Fund Summary

a.            Fees and Expenses of the Fund – Annual Fund Operating Expenses

Please confirm that “Other Expenses” include interest expenses from short sales, if applicable.

We confirm that, to the extent applicable, “Other Expenses” include interest expenses from short sales.

b.            Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please describe the Fund’s credit quality and maturity strategies with respect to its investments in fixed income securities.

The Fund has revised the second sentence to add “without limitation as to credit quality or maturity, although we have no current of investing more than 5% of total assets in such fixed income securities rated less than investment grade” and read as follows (see page 7):

Up to 35% of the Fund’s assets may be invested in securities of companies that derive a portion of their gross revenues, directly or indirectly, from the business of mining, processing, fabricating, distributing, or otherwise dealing in gold, silver, platinum, or other natural resources, in securities of selected growth companies, and fixed income securities of any issuers, including U.S. Government Securities, without limitation as to credit quality or maturity, although we have no current of investing more than 5% of total assets in such fixed income securities rated less than investment grade.

Please also note a conforming change in the statutory section of the prospectus (see page 16).

c.             Investments, Risks, and Performance - Principal Risks of Investing in the Fund

Please add disclosure describing the risks associated with investing in fixed income securities.

The Fund has added the following disclosure under “Principal Risks of Investing in the Fund” (see page 9):

Fixed Income Securities.  The Fund may invest in fixed income securities that are affected by changes in interest rates.  When interest rates rise, the prices of fixed income securities typically fall in proportion to their maturities.  Fixed income securities are also subject to credit risk, i.e., the risk that an issuer of securities will be unable to pay principal and interest when due or that the value of the security will suffer because investors believe the issuer is less able to pay.  Many fixed income securities, especially those issued at high interest rates, provide that the issuer may repay them early.  If issuers exercise this right, holders of these types of callable securities may not benefit fully from the increase in value that other fixed income securities experience when rates decline.

d.            Investments, Risks, and Performance – Past Performance

If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Not applicable.

4.	Midas Special Fund, Inc. - Fund Summary

a.             Fes and Expenses of the Fund – Annual Fund Operating Expenses

Please confirm that “Other Expenses” include interest expenses from short sales, if applicable.

We confirm that, to the extent applicable, “Other Expenses” include interest expenses from short sales.

b.            Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please describe the Fund’s credit quality and maturity strategies with respect to its investments in fixed income securities.

The Fund has added the following sentence after the third sentence (see page 11):

The Fund may invest in fixed income securities of any issuers, including U.S. Government Securities, without limitation as to credit quality or maturity, although we have no current of investing more than 5% of total assets in such fixed income securities rated less than investment grade.

Please also note a conforming change in the statutory section of the prospectus (see page 18).

c.             Investments, Risks, and Performance – Past Performance

If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Not applicable.

5.	Cross References

Please eliminate all cross references each Fund’s summary section.

The Fund has made the requested changes (see pages 8, 12, and 14).

6.	Privacy Policy

Please remove the Privacy Policy in its entirety or delete “(Not part of this Prospectus).”

The Funds have removed the Privacy Policy in its entirety (see pages 26-27).

7.	For More Information

In the last paragraph under, please change the SEC’s telephone number to 1-202-551-8090 and the SEC’s zip code to 20549-1520.

The Funds have made the requested changes (see page 28).

STATEMENT OF ADDITIONAL INFORMATION

1.	Cover Page

Please include each Fund’s ticker symbol.

The Funds have made the requested changes (see cover page).

2.	Investment Restrictions – Midas Perpetual Portfolio

With respect to paragraph 7 under the Fund’s fundamental investment restrictions, the Fund may not purchase any securities, other than obligations of domestic branches of U.S. or foreign banks, or the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 25% of the value of the Fund’s total assets would be invested in the securities of issuers in the same industry. At the Fund’s next meeting of shareholders, please include a proposal to revise such investment restriction to provide that the Fund may not purchase any securities, other than obligations of the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 25% of the value of the Fund’s total assets would be invested in the securities of issuers in the same industry.

At the Fund’s next meeting of shareholders, the Fund will include such a proposal. The Fund does not currently hold and does not currently intend to purchase obligations of domestic branches of U.S. or foreign banks such that more than 25% of the value of its total assets would be invested in such securities.

*           *           *           *           *

Each Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

R. Darrell Mounts, Esq.
K&L Gates LLP